                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                              --------------------

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939

                              --------------------

                           UGLY DUCKLING CORPORATION
                              (NAME OF APPLICANT)

              2525 E. CAMELBACK, SUITE 500, PHOENIX, ARIZONA 85016
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                              --------------------

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

         TITLE OF CLASS                                        AMOUNT
         --------------                                        ------
12% Subordinated Debentures due 2003                         $16,486,582

                 Approximate date of proposed public offering:
                               November 24, 1998

                     Name and address of agent for service:
                            Steven P. Johnson, Esq.
                                General Counsel
                           Ugly Duckling Corporation
                      2525 East Camelback Road, Suite 500
                             Phoenix, Arizona 85016

                                    copy to:
                                 Steve Pidgeon
                             Snell & Wilmer L.L.P.
                               One Arizona Center
                          Phoenix, Arizona 85004-0001

The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon written request of the Company.

     The Indenture being qualified hereby was also the subject of a Form T-3 filing (No. 22-22393) made on September 17, 1998 and declared effective by the Securities and Exchange Commission on October 20, 1998, which Form T-3 filing described an exchange offer of the Company commenced on September 21, 1998 and which expired October 19, 1998. Because the Company is now commencing a new exchange offer with respect to Indenture securities, this filing is being made for protective purposes.

                                    GENERAL

1.  General Information.

(a) Form of organization: A corporation

(b) State or other sovereign power under the laws of which organized: Delaware

2.  Securities Act exemption applicable.

     On September 21, 1998, Ugly Duckling Corporation, a Delaware corporation (the "Company") initiated an exchange offer (the "Original Exchange Offer") to exchange up to 5,000,000 shares of its common stock, par value $.001 per share ("Common Stock"), for up to $32,500,000 aggregate principal amount of its 12% Subordinated Debentures due 2003 (the "Debentures") on the basis of $6.50 principal amount of Debentures per share, and on October 23, 1998, a total of 2,463,603 shares of Common Stock were exchanged for $16,013,418 aggregate principal amount of Debentures (the "Existing Debentures"). The Existing Debentures were issued under the Indenture dated as of October 15, 1998 (the "Base Indenture") between the Company and Harris Trust and Savings Bank, as trustee (the "Trustee"), as amended by the First Supplemental Indenture thereto dated as of October 15, 1998 (the "First Supplement" and together with the Base Indenture, the "Indenture").

     The Company now proposes to issue additional Debentures in an additional exchange offer (the "New Exchange Offer") pursuant to the Offering Circular dated November 20, 1998 (the "Offering Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery of even date therewith. In the New Exchange Offer, the Company is offering to exchange up to $16,486,582 aggregate principal amount of Debentures ("New Debentures") for up to 2,536,397 shares of Common Stock on the basis of $6.50 principal amount of Debentures per share. The New Debentures would also be issued under the Indenture and would be included within the $32,500,000 authorized in the First Supplement.

     The Company is relying on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by
Section 3(a)(9) thereunder in connection with the New Exchange Offer and relied on the same exemption in connection with the Original Exchange Offer.

     The Company has retained Corporate Investor Communications, Inc. as the "Information Agent" and Harris Trust Company of California as the "Exchange Agent" in connection with the New Exchange Offer. The Information Agent and the Exchange Agent will provide to holders of Common Stock only information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of the Common Stock and the New Debentures. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the New Exchange Offer or make recommendations as to the acceptance or rejection of the New Exchange Offer. Both the Information Agent and the Exchange Agent will be paid reasonable fees directly by the Company for their services.

     There are no cash payments made or to be made by any holder of the Common Stock.

                                  AFFILIATIONS

3.  Affiliates.

     The following is a list of all direct and indirect subsidiaries and affiliates of the Company. Indirect subsidiaries are indented and listed under their direct parent. Unless otherwise indicated the basis of control is ownership of equity securities and all subsidiaries are wholly-owned subsidiaries.

Ugly Duckling Corporation (Delaware)
A. Ugly Duckling Car Sales and Finance Corporation (formerly Duck Ventures, Inc.) (Arizona)

    1. Ugly Duckling Credit Corporation (formerly Champion Acceptance Corporation) (Arizona)

       a. Champion Financial Services, Inc. (Arizona)

2.       Ugly Duckling Car Sales, Inc. (Arizona)
         a.       Ugly Duckling Car Sales Florida, Inc. (Florida)
         b.       Ugly Duckling Car Sales New Mexico, Inc. (New Mexico)
         c.       Ugly Duckling Car Sales Texas, L.L.P. (Arizona)
         d.       Ugly Duckling Car Sales Georgia, Inc. (Georgia)
         e.       Ugly Duckling Car Sales California, Inc. (California)
3. Ugly Duckling Portfolio Corporation (formerly Champion Portfolio Corporation) (Arizona)
4.       Ugly Duckling Receivables Corp. (Delaware)
5.       Ugly Duckling Receivables Corp. II (Delaware)
6.       Drake Insurance Services, Inc. (Arizona)
         a.       Drake Insurance Agency, Inc. (Arizona)
         b.       Drake Property & Casualty Life Insurance Co.
                  (Turks & Caicos Islands)
         c.       Drake Life Insurance Co. (Turks & Caicos Islands)
7.       Ugly Duckling Dealer Finance, Inc. (Arizona)
         a.       Ugly Duckling Dealer Finance Alabama, Inc. (Arizona)
8.       UDRAC, Inc. (Arizona)
9.       UDRAC Rentals, Inc. (Arizona)
10.      Cygnet Financial Corporation (Delaware)
         a.       Cygnet Financial Services, Inc. (Arizona)
         b.       Cygnet Dealer Finance, Inc. (Arizona)
                  1.       Cygnet Finance Alabama, Inc. (Arizona)
         c.       Cygnet Financial Portfolio, Inc. (Arizona)
         d.       Cygnet Support Services, Inc. (Arizona)
         e.       Fidelity Funding Auto Receivables Corp.
         f.       Fidelity Funding Auto Receivables Corp. II
         g.       Fidelity Funding Auto Receivables Corp. III
                  i.       Fidelity Funding Receivables, L.L.C.


         Ernest C. Garcia II owns approximately 29% of the outstanding Common Stock of the Company, but hereby disclaims control of the Company. Mr. Garcia also owns 100% of the outstanding voting securities of Verde Investments, Inc.

                             MANAGEMENT AND CONTROL

4. Directors and executive officers.

The names and mailing addresses of the directors and executive officers of the Company are set forth below. The title of each of the executive officers set forth below refers to such executive officer's position with the Company.


NAME                     ADDRESS                                 OFFICE
----                     -------                                 ------
Ernest C. Garcia II      2525 E. Camelback Rd., Suite 1150       Chief Executive Officer
                         Phoenix, Arizona 85016                  and Director

Gregory B. Sullivan      2525 E. Camelback Rd., Suite 500        President, Chief Operating Officer
                         Phoenix, Arizona 85016                  and Director

Steven P. Johnson        2525 E. Camelback Rd., Suite 1150       Senior Vice President,
                         Phoenix, Arizona 85016                  General Counsel and Secretary

Steven T. Darak          2525 E. Camelback Rd., Suite 500        Chief Financial Officer
                         Phoenix, Arizona 85016                  Senior Vice President, Treasurer
                                                                 and Principal Accounting Officer

Donald L. Addink         2525 E. Camelback Rd., Suite 1150       Senior Vice President - Senior Analyst
                         Phoenix, Arizona 85016

Robert J. Abrahams       2525 E. Camelback Rd., Suite 500        Independent Director
                         Phoenix, Arizona 85016

Christopher D. Jennings  2525 E. Camelback Rd., Suite 500        Independent Director
                         Phoenix, Arizona 85016

John N. MacDonough       2525 E. Camelback Rd., Suite 500        Independent Director
                         Phoenix, Arizona 85016

Frank P. Willey     2525 E. Camelback Rd., Suite 500   Independent Director
                    Phoenix, Arizona 85016

5.   Principal owners of voting securities.

Based upon the most recent information available to the Company, the following individuals own ten percent (10%) or more of the voting securities of the Company.

As of November 19, 1998


NAME AND COMPLETE             TITLE OF           AMOUNT       % OF VOTING
 MAILING ADDRESS              CLASS OWNED        OWNED        SECURITIES OWNED
-----------------             -----------        ------       ----------------
Ernest C. Garcia II           Common Stock       4,699,500         29%
2525 E. Camelback Rd.
Suite 1150
Phoenix, Arizona 85016

                                  UNDERWRITERS

6. Underwriters. The following are the names and complete mailing address of
(a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application and (b) each proposed principal underwriter of the securities proposed to be offered. The title of each class of securities underwritten by each person specified in (a) also follows:

(a) The following were the underwriters in the Company's issuances in 1996 and 1997 of shares of its common stock:

          Cruttenden Roth Incorporated
          18301 Von Karman, Suite 100
          Irvine, California 92715

          Friedman, Billings, Ramsey & Co., Inc.
          Potomac Tower
          1001 19th Street North
          Arlington, VA 22209

In addition, Greenwich Capital Markets has acted as underwriter in connection with the issuance of certificates in a number of securitizations of finance receivables generated by Company dealerships or purchased from third parties, certain limited obligations as to which have been guaranteed by the Company.

(b) There are no underwriters of the securities proposed to be offered in the New Exchange Offer.

                               CAPITAL SECURITIES

7.  Capitalization.

(a) The following information is provided as to each authorized class of securities of the Company.

          (i)  Equity Securities (as of November 19, 1998)

TITLE OF CLASS                AMOUNT AUTHORIZED             AMOUNT OUTSTANDING
--------------                -----------------             ------------------
Common Stock                  100,000,000                   16,069,502(1)
$.001 par value

Preferred Stock               10,000,000                    0
$.001 par value

(1) The Company also has outstanding warrants to purchase Common Stock as follows:

                                                                 EXERCISE PRICE
NO. OF WARRANTS               EXERCISABLE THROUGH                PER SHARE
---------------               -------------------                ---------
121,023                       June 21, 2006                      $ 6.75
174,000                       June 21, 2001                      $ 9.45
389,800                       February 20, 2000                  $20.00
325,000                       April 1, 2001                      $20.00
 50,000                       February 9, 2001                   $12.50
500,000                       February, 2001                     $10.00

In addition, the Company is obligated to issue 115,000 warrants exercisable for a period of three years from the issue date at a price of 120% of the then market price of the Company's Common Stock per share to a lender to Cygnet in the event a split-off of certain discontinued operations of the Company does not occur by December 31, 1998, and additional warrants in an indeterminate amount as described in the Company's Form 10-Q Report for the Quarter ended September 30, 1998 under "Management's Discussion and Analysis of Results of Operations and Financial Condition of the Continuing Company Businesses -- Liquidity and Capital Resources -- Reliance Transaction." As of November 19, 1998, the Company also had outstanding approximately 1,798,000 options to purchase Common Stock issued under employee benefit plans of the Company.

     (ii) Debt Securities (as of November 19, 1998)

The Company has registered $200,000,000 in aggregate principal amount of its debt securities under the Securities Act pursuant to a Registration Statement on Form S-3 (No. 333-31531) filed with the Commission on July 18, 1997. To date, no debt securities have been issued thereunder.

The Company also has outstanding a $10 million subordinated debenture payable to Verde Investments, Inc., $20 million of subordinated notes payable, approximately $3.4 million of notes payable secured by real estate, approximately $15 million of notes payable secured by the stock of the Company's bankruptcy remote subsidiaries, and indebtedness outstanding from time to time under the Company's revolving facility with General Electric Capital Corporation. In addition, pursuant to the Original Exchange Offer, the Company has outstanding $16,013,418 Existing Debentures.

See also description of certain guarantees of the Company in Item 6(a).

(b) The following is a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

See description of the Company's Common Stock and Preferred Stock under "Description of Capital Stock" in the Offering Circular attached as Exhibit T3E.1.

                              INDENTURE SECURITIES

8. Analysis of indenture provisions.

The following is an analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

Capitalized terms used herein and not otherwise defined are defined in the Indenture or in the Offering Circular. Up to $100,000,000 of securities ("Securities") may be issued under the Indenture in one or more series of which the Debentures will be one series.

A.   EVENTS OF DEFAULT

Each of the following will constitute an Event of Default under the Indenture with respect to Securities of any series: (a) failure to pay principal of or any premium on any Securities of that series when due; (b) failure to pay any interest on any Securities of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Securities of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), continued for 90 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Securities of that series, as provided in the Indenture; (e) certain events in bankruptcy, insolvency, or reorganization, and (f) any other Event of Default specified for such series in the supplemental indenture or Board Resolution creating or governing such series. There are no additional Events of Default provided for the Debentures.

If a default with respect to Securities of any series occurs, the Trustee shall give the Holders of such Securities notice of such default as and to the extent provided in the Trust Indenture Act; provided that in the case of any default specified in subclause (d) of the immediately preceding paragraph, no such notice shall be given until at least 30 days after the occurrence thereof.

B.   AUTHENTICATION AND DELIVERY

The Securities shall be executed on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or one of its Vice Presidents, and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities may be manual or facsimile. The Indenture does not contain any provisions limiting the use of proceeds from sale of the Securities. The Company will not receive any proceeds (other than shares of Common Stock) upon issuance of the Debentures.

C.   RELEASE OF PROPERTY SUBJECT TO LIEN

The Company's obligations under the Securities will not be secured by any liens or security interests on any assets of the Company. Therefore, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

D.   SATISFACTION AND DISCHARGE

Under the terms of the Indenture, the Company will be discharged from all its obligations with respect to the Securities of a series (except for certain obligations to exchange or register the transfer of such Securities, to replace stolen, lost, or mutilated Securities, to maintain paying agencies, and to hold moneys for payment in trust) upon satisfaction of certain conditions, including the deposit in trust for the benefit of the Holders of such Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Securities on the respective Stated Maturities or on any Redemption Date established for such Securities in accordance with their terms. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance, and discharge were not to occur.

The Indenture will also be deemed to be satisfied and discharged, except as to certain limited provisions, as to Securities of a series that have become due and payable or will become due and payable at their Stated Maturity within one year from the date of determination or are to be called for redemption within one year under arrangements satisfactory to the Trustee, but only if the Company deposits money in an amount sufficient to pay the entire principal, premium, and interest to the date of deposit (as to Securities that have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and certain other conditions are satisfied.

E.  EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date hereof, an Officers' Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

9. Other Obligors. The following is the name and complete mailing address of any person, other than the applicant, who is an obligor upon the Indenture securities.

No person other than the Company is an obligor with respect to the Debentures.

Contents of the application for qualification. This application for qualification comprises --

(a) Pages numbered 1 to 11, consecutively.

(b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

     (i) Exhibit T3A -- The Company's Certificate of Incorporation (incorporated by reference to the Company's Quarterly report on Form 10-Q, filed August 10, 1998).

     (ii) Exhibit T3B -- The Company's Bylaws (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed August 14, 1997)

     (iii) Exhibit T3C.1 -- A copy of the form of Indenture to be qualified

     (iv) Exhibit T3C.2 -- A copy of the form of First Supplemental Indenture to the Indenture to be qualified.

     (v) Exhibit T3D -- Not applicable

     (vi) Exhibit T3E.1 -- Form of Offering Circular, dated as of November 20, 1998

     (vii) Exhibit T3E.2 -- Form of Letter of Transmittal, dated as of November 20, 1998 and accompanying documents

          (viii) Exhibit T3E.3 -- The Company's Form 10-Q Report for the Quarter ended September 30, 1998

          (ix)    Exhibit T3F -- Cross Reference Sheet (see page ii of Exhibit
T3C.1)

          (x) Exhibit 99.7 -- Form T-1 Statement of Eligibility of Harris Trust and Savings Bank under the Trust Indenture Act of 1939.

                                   SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Ugly Duckling Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Phoenix, and State of Arizona, on the 20th day of November, 1998.


                                        UGLY DUCKLING CORPORATION

                                        By:  /s/ Ernest C. Garcia, II
                                        _______________________________________
                                         (Ernest C. Garcia, II, Chairman of the
                                          Board and Chief Executive Officer)

Attest:  /s/ Judith A. Boyle            By:  /s/ Greg Sullivan
_______________________________         _______________________________________
(Judith A. Boyle)                        (Greg Sullivan, Chief Operating
                                          Officer and President)

                                 EXHIBIT INDEX

     (i) Exhibit T3A -- The Company's Certificate of Incorporation (incorporated by reference to the Company's Quarterly report on Form 10-Q, filed August 10, 1998).

     (ii) Exhibit T3B -- The Company's Bylaws (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed August 14, 1997)

     (iii) Exhibit T3C.1 -- A copy of the form of Indenture to be qualified

     (iv) Exhibit T3C.2 -- A copy of the form of First Supplemental Indenture to the Indenture to be qualified.

     (v) Exhibit T3D -- Not applicable

     (vi) Exhibit T3E.1 -- Form of Offering Circular, dated as of November 20, 1998

     (vii) Exhibit T3E.2 -- Form of Letter of Transmittal, dated as of November 20, 1998 and accompanying documents

     (viii) Exhibit T3E.3 -- The Company's Form 10-Q Report for the Quarter ended September 30, 1998

     (ix) Exhibit T3F -- Cross Reference Sheet (see page ii of Exhibit T3C.1)

     (x) Exhibit 99.7 -- Form T-1 Statement of Eligibility of Harris Trust and Savings Bank under the Trust Indenture Act of 1939.